Exhibit 99.5

SCHEDULE V

TRADING IN COMMON SHARES

The table below sets forth all transactions in the Common Shares effected by the Reporting Persons during the past 60 days.

Party	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price (C$)	Low Price per Share (C$)	High Price per Share (C$)
BIF IV Eagle NR Carry LP	12/18/2024	Buy*	3,150	—	—	—
Eagle Canada Common Holdings LP	12/18/2024	Buy*	1,957	—	—	—

* Represents Common Shares received through grants awarded as director compensation to the Reporting Persons’ director nominees currently serving on the Issuer’s board of directors in accordance with the terms of the Investment Agreement.